Contact

www.linkedin.com/in/charles-p-ries-8a70b526 (LinkedIn)
www.charlespries.com (Personal)
www.tumblr.com/blog/charlespries (Blog)
www.marquette.edu/library/archives/Mss/CPR/CPR-main.shtml (Portfolio)

Top Skills

Innovation

Fund Raising

Creative Nonfiction Writing

Publications

Girl Friend & Other Mysteries of Love

The Fathers We Find

Charles P. Ries

Marquette University / The Commons / Startup Milwaukee / Minktronics

Milwaukee, Wisconsin, United States

Summary

Charles P. Ries is Senior Director of Development Design and Innovation at Marquette University. He joined Marquette's Advancement staff in 1998. Prior to joining Marquette he was Vice President for Development at the John Wayne Cancer Institute in Santa Monica, CA and Senior Vice President of the Oram Group - a fund raising management and consulting firm founded in 1940. During his thirteen years with The Oram Group he worked with over 200 non-profit organizations solving a variety of fundraising and organizational challenges. He is an honors graduate of the University of Wisconsin.

He is also a published author. His narrative poems, short stories, interviews, and poetry reviews have appeared in over two hundred print and electronic publications. He has received five Pushcart Prize nominations for his writing. He is the author of six books of poetry and a novel based on memory. He was awarded the Wisconsin Regional Writers Association "Jade Ring" Award for humorous poetry. He is the former poetry editor for Word Riot (www.wordriot.org) and board member at the Woodland Pattern Book Center as well as the Wisconsin Poet Laureate Commission. His book of poetry published by Alternating Currents Press in 2013 entitled, Girl Friend & Other Mysteries of Love. was selected for Outstanding Achievement by the Literary Awards Committee of the Wisconsin Library Association. You may find his blog radio interview Jane Crown by going to: www.janecrown.com and clicking on archived shows at the bottom of the page.

His novel based on memory was recently published on Amazon/Kindle and it can be accessed by going to: http://www.amazon.com/THE-FATHERS-WE-FIND-ebook/dp/B00854K2M4

You may find the Charles P. Ries Collection which is archieved at the Marquette University Raynor Library by going to: http://www.marquette.edu/library/archives/Mss/CPR/CPR-main.shtml

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Experience

The Commons - Wisconsin
Co-founder
April 2014 - Present (9 years)
Greater Milwaukee Area

I co-founded entrepreneurial skills accelerator program teaching students in Southeast Wisconsin corporate innovation and entrepreneurship. To learn more visit: https://www.linkedin.com/company/the-commons---wisconsin

http://www.milwaukeeindependent.com/profiles/charles-p-ries-standing-naked-with-clothes-on/

Startup Milwaukee
Advisory Board Member
October 2013 - Present (9 years 6 months)
Milwaukee

I am happy to support the good work of Matt Cordio (Founder) and the many entrepreneurs in Milwaukee and Wisconsin accelerate their dreams into high functioning businesses.

Marquette University
Senior Director Development Design and Innovation
1998 - Present (25 years)

I raise money in support of Marquette University and its many programs. In this regard, I work to create value based programing that benfits both the donor and the University. I designed Marquette's award winning CIRCLES program (http://www.marquette.edu/alumni/networking-circles.php) and more recently the Marquette CEO Round Table program. My work is extensively focused on entrepreneurs and business owners who wish elevate their corporate cultures to be more innovative. In turn, I work to bring these varied cultures to Marquette. I helped to design Marquette's first student start-up called, Buena Vida Coffee (https://www.google.com/search?q=buena+vida+coffee). I believe that by increasing Marquette's relevance and value to the business community, we will transform business as we know it, and grow the next generation of business leaders who not only understand they concept of "servant leadership", but are deeply rooted in the fundamentals of business and how money is made, jobs are created, and the greater good is accomplished.

WRITER
Poet, Novelist, Essays, Interviews, and Articles
1998 - Present (25 years)
Milwaukee, Wisconsin

My narrative poems, short stories, interviews, and poetry reviews have appeared in over two hundred print and electronic publications. I have received five Pushcart Prize nominations. I was awarded the Wisconsin Regional Writers Association "Jade Ring" Award for humorous poetry. I am the former poetry editor for Word Riot, ESC!, and Pass Port Journal. I am a former board member of the Woodland Pattern Book Center in Milwaukee, and served on the Wisconsin Poet Laureate Commission. I am currently a board member of the John Michael Kohler Art Center in Sheboygan, Wisconsin

https://www.publishersweekly.com/978-0-692-48138-7

John Wayne Cancer Institute
Vice President for Advancement
March 1995 - May 1998 (3 years 3 months)

The Oram Group
Senior Vice President
November 1983 - February 1995 (11 years 4 months)

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Education

University of Wisconsin-Madison
Bachelor of Applied Science (BASc), Communication and Media Studies · (1971 - 1976)